CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Buffered Digital Index-Linked Notes due 2020	$19,085,000	$2,313.10

PROSPECTUS Dated November 16, 2017	Pricing Supplement No. 1,980 to
PROSPECTUS SUPPLEMENT Dated November 16, 2017	Registration Statement Nos. 333-221595; 333-221595-01
Dated May 20, 2019
Rule 424(b)(2)

Morgan Stanley Finance LLC STRUCTURED INVESTMENTS Opportunities in Commodities

$19,085,000

Buffered Digital S&P GSCI™ Brent Crude Oil Index - Excess Return-Linked Notes due December 1, 2020

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (December 1, 2020, subject to postponement) is based on the performance of the S&P GSCI™ Brent Crude Oil Index - Excess Return as measured from the trade date (May 20, 2019) to and including the determination date (November 27, 2020, subject to postponement). If the final underlier level on the determination date is greater than or equal to 80% of the initial underlier level, you will receive an amount equal to the maximum settlement amount ($1,137.70 for each $1,000 face amount of your notes). However, if the underlier declines by more than 20.00% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. These notes are for investors who seek a return based on crude oil, as measured by the underlier, and who are willing to risk their principal and forgo current income and returns above the maximum settlement amount in exchange for the maximum settlement amount feature that applies only if the underlier return is greater than or equal to -20.00%. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

The underlier has returns based on the change in price of futures contracts on Brent crude oil, not the change in the spot price of the actual physical commodity to which such futures contracts relate. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is greater than or equal to -20.00% (the final underlier level is greater than or equal to 80.00% of the initial underlier level), the maximum settlement amount of $1,137.70 per note, or 113.77% of the face amount; or

●	if the underlier return is less than -20.00% (the final underlier level is less than 80.00% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.25 times (c) the sum of the underlier return plus 20.00%.

Under these circumstances, you will lose some or all of your investment.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date is $980.50 per note. See “Estimated Value” on page 2.

	Price to public(1)	Agent’s commissions(1)	Proceeds to us(2)
Per note	$1,000	$13.30	$986.70
Total	$19,085,000	$253,830.50	$18,831,169.50

(1) The price to public is 98.67% for certain investors; see “Summary Information—Supplemental information regarding plan of distribution; conflicts of interest” on page 9. Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer. Investors that purchase and hold the notes in fee-based accounts may be charged fees based on the amount of assets held in those accounts, including the notes.

(2) See “Summary Information—Use of proceeds and hedging” beginning on page 7.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 14.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Key Terms” on page 3.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•    Prospectus dated November 16, 2017

•    Prospectus Supplement dated November 16, 2017

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date is less than $1,000. We estimate that the value of each note on the Trade Date is $980.50.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlier, instruments based on the Underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Maximum Settlement Amount and the Threshold Amount, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Buffered Digital S&P GSCI™ Brent Crude Oil Index - Excess Return-Linked Notes, which we refer to as the notes, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

If the terms described herein are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described herein shall control.

Key Terms

Issuer: Morgan Stanley Finance LLC

Guarantor: Morgan Stanley

Underlier: S&P GSCI™ Brent Crude Oil Index - Excess Return (Bloomberg Ticker Symbol: SPGCBRP) (The Bloomberg ticker symbol is being provided for reference purposes only. The Closing Level of the Underlier on any Underlier Business Day will be determined based on the price published by the publisher of the Underlier)

Underlier Publisher: S&P Dow Jones Indices LLC (“S&P”) and any successor publisher thereof

Specified currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $19,085,000 in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Purchase at amount other than Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Threshold Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. Additionally, the Maximum Settlement Amount would represent a lower (or higher) percentage return than it would have had you purchased the notes at the Face Amount. See “Risk Factors—If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 17 of this document.

Cash Settlement Amount (on the Stated Maturity Date): For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Underlier Level is greater than or equal to the Threshold Level, the Maximum Settlement Amount; or

•	if the Final Underlier Level is less than the Threshold Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the Underlier Return and the Threshold Amount.

You will lose some or all of your investment at maturity if the Final Underlier Level is less than the Threshold Level. Any payment of the Cash Settlement Amount is subject to our credit risk.

Initial Underlier Level: 416.4681

Final Underlier Level: The Closing Level of the Underlier on the Determination Date, except in the limited circumstances described under “Determination Date” below, and subject to adjustment as provided under “Discontinuance of the Underlier; alteration of method of calculation” below.

Underlier Return: The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a percentage

Maximum Settlement Amount: $1,137.70 for each $1,000 Face Amount of notes (which is comprised of the $1,000 Face Amount plus an upside payment of $137.70)

Threshold Level: 333.17448, which is 80% of the Initial Underlier Level

Threshold Amount: 20%

Buffer Rate: The quotient of the Initial Underlier Level divided by the Threshold Level, which equals 125.00%

Trade Date: May 20, 2019

Original Issue Date (Settlement Date): May 28, 2019 (5 Business Days after the Trade Date)

Determination Date: November 27, 2020; provided that if the Determination Date is not an Underlier Business Day, the Determination Date shall be the next succeeding Underlier Business Day; provided further that if a Market Disruption Event relating to the Underlier or one or more commodity contracts underlying the Underlier (each, an “Underlier Contract”) occurs on the Determination Date, the Closing Level for the Determination Date shall be determined in accordance with the next succeeding paragraph.

If a Market Disruption Event relating to the Underlier or any Underlier Contract occurs on the Determination Date, the Calculation Agent will calculate the Closing Level using as a price (i) for each Underlier Contract that did not suffer a Market Disruption Event on the Determination Date, the official settlement price of such Underlier Contract on the Determination Date and (ii) for each Underlier Contract that did suffer a Market Disruption Event on such date, the official settlement price of such Underlier Contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such Underlier Contract; provided that, if a Market Disruption Event occurs with respect to such Underlier Contract on each of the five consecutive Trading Days immediately succeeding the Determination Date, the Calculation Agent will determine the price of such Underlier Contract for the Determination Date on the fifth succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price. If such quotations are provided as requested, the price of the relevant Underlier Contract for the Determination Date shall be the arithmetic mean of such quotations. Quotations of MS & Co., MSCG (as defined below) or any of their respective affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained. If fewer than three quotations are provided as requested, the price of the relevant Underlier Contract for the Determination Date shall be determined by the Calculation Agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant. In calculating the Closing Level in the circumstances described in this paragraph, the Calculation Agent will use the formula for calculating the Underlier last in effect prior to the Determination Date; provided that if the relevant Market Disruption Event in respect of the Underlier is due to a Material Change in Formula, the Calculation Agent will use the formula last in effect prior to that Market Disruption Event.

Stated Maturity Date: December 1, 2020, subject to postponement as described below; provided that if the scheduled Stated Maturity Date is not a Business Day, we will pay you the Cash Settlement Amount, if any, on the next succeeding Business Day with the same force and effect as if paid on the scheduled Stated Maturity Date.

Postponement of Stated Maturity Date: If the scheduled Determination Date is not a Trading Day or if a Market Disruption Event occurs on that day so that the Determination Date as postponed falls less than two Business Days prior to the scheduled Stated Maturity Date, the Stated Maturity Date of the notes will be postponed to the second Business Day following that Determination Date as postponed.

No interest or dividends: The notes will not pay interest or dividends.

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Closing Level: The Closing Level on any Underlier Business Day will be determined by the Calculation Agent and will equal the official settlement price of the Underlier as published by the Underlier Publisher, or any Successor Underlier (as defined under “Discontinuance of the Underlier; alteration of method of calculation” below). In certain circumstances, the Closing Level will be based on the alternate calculation of the Underlier described under “Discontinuance of the Underlier; alteration of method of calculation.”

Reuters and various other third party sources may report the official settlement price of the Underlier. If any such reported price differs from that as determined by the Underlier Publisher or its successor, the official settlement price published by such Underlier Publisher or its successor will prevail.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Underlier Business Day: Any day on which the official settlement price of the Underlier is scheduled to be published by the Underlier Publisher or its successor.

Trading Day: With respect to any Underlier Contract, a day, as determined by the Calculation Agent, on which the Relevant Exchange for such Underlier Contract is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Market Disruption Event: Market Disruption Event means (i) with respect to the Underlier, any of a Price Source Disruption, Disappearance of Commodity Reference Price, Material Change in Formula or Material Change in Content, or (ii) with respect to any Underlier Contract, any of a Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, in each case, as determined by the Calculation Agent in its sole discretion.

Price Source Disruption: Price Source Disruption means (a) with respect to the Underlier, either (i) the temporary failure of the Underlier Publisher to announce or publish the official settlement price of such Underlier (or the price of any Successor Underlier, if applicable), or the information necessary for determining such price (or the price of any Successor Underlier, if applicable) or (ii) the temporary discontinuance or unavailability of such Underlier, and (b) with respect to any Underlier Contract, the temporary or permanent failure of any Relevant Exchange to announce or publish the relevant price for such Underlier Contract.

Trading Disruption: Trading Disruption means, with respect to any Underlier Contract, the material suspension of, or the material limitation imposed on, trading in an Underlier Contract or futures contracts related to such Underlier Contract on the Relevant Exchange for such Underlier Contract. For these purposes, a limitation of trading in an Underlier Contract or futures contracts related to such Underlier Contract shall be deemed to be material only if the Relevant Exchange establishes limits on the range within which the price of the Underlier Contract or futures contracts related to such Underlier Contract may fluctuate and the closing or settlement price of the Underlier Contract or futures contracts related to such Underlier Contract is at the upper or lower limit of that range.

Disappearance of Commodity Reference Price: Disappearance of Commodity Reference Price means (a) with respect to the Underlier, the disappearance or permanent discontinuance or unavailability of the official settlement price of such Underlier, notwithstanding the availability of the price source or the status of trading in the Underlier Contracts or futures contracts related to the Underlier Contracts, and (b) with respect to any Underlier Contract, either (i) the failure of trading to commence, or the permanent discontinuance of trading, in such Underlier Contract or futures contracts related to such Underlier Contract on the Relevant Exchange for such Underlier Contract or (ii) the disappearance of, or of trading in, such Underlier Contract.

For purposes of this definition, a discontinuance of publication of the Underlier will not be a Disappearance of Commodity Reference Price if MSCG has selected a Successor Underlier in accordance with “Discontinuance of the Underlier; alteration of method of calculation.”

Material Change in Formula: Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the official settlement price of the Underlier.

Material Change in Content: Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Underlier or relevant futures contracts.

Tax Disruption: With respect to any Underlier Contract, Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, such Underlier Contract (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price of such Underlier Contract on any day that would otherwise be the Determination Date from what it would have been without that imposition, change or removal.

Relevant Exchange: With respect to the any Underlier Contract, Relevant Exchange means the principal exchange or trading market for such Underlier Contract.

Discontinuance of the Underlier; alteration of method of calculation: If, following the Trade Date, the Underlier Publisher discontinues publication of the Underlier and the Underlier Publisher or another entity (including MSCG or MS & Co.) publishes a successor or substitute index that MSCG, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Underlier (such Underlier being referred to herein as a “Successor Underlier”), then any subsequent Closing Level will be determined by reference to the published value of such Successor Underlier at the regular weekday close of trading on the Underlier Business Day that any Closing Level is to be determined, and, to the extent the Closing Level of the Successor Underlier differs from the Closing Level of the Underlier at the time of such substitution, proportionate adjustments will be made by the Calculation Agent to the Initial Underlier Level.

Upon any selection by the Calculation Agent of a Successor Underlier, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to the Issuer and to DTC, as holder of the notes, within three Business Days of such selection. We expect that such notice will be made available to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Underlier Publisher discontinues publication of the Underlier prior to, and such discontinuance is continuing on, the Determination Date and the Calculation Agent determines, in its sole discretion, that no Successor Underlier is available on such date, then the Calculation Agent will determine the price for such Underlier on the Determination Date using the formula for calculating such Underlier last in effect prior to such discontinuance.

If the method of calculating the Underlier or a Successor Underlier is modified so that the value of such Underlier is a fraction of what it would have been if it had not been modified (e.g., due to a split in the Underlier), and the Calculation Agent, in its sole discretion, determines that such modification is not a Material Change in Formula, then the Calculation Agent will adjust such Underlier in order to arrive at a price of such Underlier or Successor Underlier as if it had not been modified (e.g., as if such split had not occurred).

Acceleration amount in case of an event of default: In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the value of such note on the day that is two business days prior to the date of such acceleration, as determined by the Calculation Agent (acting in good faith and in a commercially reasonable manner) by reference to factors that the Calculation Agent considers relevant, including, without limitation: (i) then-current market interest rates; (ii) our credit spreads as of the Trade Date, without adjusting for any subsequent changes to our creditworthiness; and (iii) the then-current value of the performance-based component of such note. Because the Calculation Agent will take into account movements in market interest rates, any increase in market interest rates since the Trade Date will lower the value of your claim in comparison to if such movements were not taken into account.

Use of proceeds and hedging: The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we hedged our anticipated exposure in connection with the notes, by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to have taken positions in swaps and futures contracts on the commodity contracts underlying the Underlier. Such purchase activity could have increased the level of the Underlier on the Trade Date, and therefore could have increased the Threshold Level, which is the level at or above which the Underlier must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the Determination Date, by purchasing and selling swaps and futures contracts on the commodities underlying the Underlier or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the level of the Underlier, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity, if any. For further information on our use of proceeds, see “Use of Proceeds” in the accompanying prospectus.

Benefit Plan Investor Considerations: Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the Issuer of the notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets”

of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this pricing supplement is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these notes should consult and rely on their own counsel and advisers as to whether an investment in these notes is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: We have agreed to sell to MS & Co., and MS & Co. has agreed to purchase from us, the aggregate face amount of the offered notes specified on the cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the price to public set forth on the cover of this pricing supplement less a concession not in excess of 1.33% of the face amount. The price to public for notes purchased by certain fee-based advisory accounts is 98.67% of the face amount of the notes, which reduces the agent’s commission specified on the cover of this pricing supplement with respect to such notes to 0.00%. MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Use of Proceeds” in the accompanying prospectus.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two Business Days after the Trade Date, purchasers who wish to transact in the notes more than two Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Trustee: The Bank of New York Mellon

Calculation Agent: Morgan Stanley Capital Group Inc. (“MSCG”) and its successors.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Cash Settlement Amount, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); provided that the Calculation Agent will not apply any rounding for the purpose of determining whether the Final Underlier Level is greater than or equal to 80.00% of the Initial Underlier Level; all dollar amounts related to determination of the amount of cash payable per note, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of notes, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Underlier Level, the Final Underlier Level, the Underlier Return and whether a Market Disruption Event has occurred. See “Discontinuance of the Underlier; alteration of method of calculation.” The Calculation Agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

CUSIP no.: 61766YDT5

ISIN: US61766YDT55

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Closing Levels of the Underlier on the Determination Date could have on the Cash Settlement Amount.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; no one can predict what the level of the Underlier will be on any day during the term of the notes, and no one can predict what the Final Underlier Level will be on the Determination Date. The Underlier has at times experienced periods of high volatility — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date. The value of the notes at any time after the Trade Date will vary based on many economic and market factors, including interest rates, the volatility of the Underlier, our creditworthiness and changes in market conditions, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount:	$1,000
Maximum Settlement Amount:	$1,137.70 per $1,000 Face Amount of notes (113.770% of the Face Amount)
Minimum Cash Settlement Amount:	None
Threshold Level:	80% of the Initial Underlier Level
Buffer Rate:	125.00%
Threshold Amount:	20.00%

• Neither a Market Disruption Event nor a non-Underlier Business Day occurs on the Determination Date.

• No discontinuation of the Underlier or alteration of the method by which the Underlier is calculated.

• Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date.

The actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this document. For information about the historical levels of the Underlier during recent periods, see “The Underlier” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 Face Amount of notes on the Stated Maturity Date would equal 100% of the Face Amount of notes, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above. The numbers appearing in the table and chart below may have been rounded for ease of analysis.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
200.000%	113.770%
175.000%	113.770%
150.000%	113.770%
125.000%	113.770%
120.000%	113.770%
115.000%	113.770%
110.000%	113.770%
105.000%	113.770%
100.000%	113.770%
95.000%	113.770%
90.000%	113.770%
85.000%	113.770%
80.000%	113.770%
75.000%	93.750%
50.000%	62.500%
25.000%	31.250%
0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount would be approximately 31.250% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose approximately 68.750% of your investment. If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 113.770% of each $1,000 Face Amount of notes, as shown in the table above. As a result, if you purchased the notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level above 80.000% of the Initial Underlier Level.

Payoff Diagram

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Final Underlier Level (expressed as a percentage of the Initial Underlier Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of less than the Threshold Level of 80% (the section left of the 80% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100% of the Face Amount of notes (the section below the 100% marker on the vertical axis), and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of greater than or equal to 80% (the section right of the 80% marker on the horizontal axis) would result in a capped return on your investment and a Cash Settlement Amount equal to the Maximum Settlement Amount.

Hypothetical Payoff Diagram

RISK FACTORS

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

The Notes Do Not Pay Interest Or Guarantee The Return Of Any Of Your Principal

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee any return of principal at maturity. If the Final Underlier Level has declined by an amount greater than the Threshold Amount of 20% from the Initial Underlier Level, you will receive for each note that you hold a Cash Settlement Amount that is less than the Face Amount of each note by an amount proportionate to the decline in the level of the Underlier below the Threshold Level of 80% of the Initial Underlier Level times the Buffer Rate of 125.00%. As there is no minimum Cash Settlement Amount on the notes, you could lose your entire initial investment.

Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes.

The Appreciation Potential Of The Notes Is Limited By The Maximum Settlement Amount

The appreciation potential of the notes is limited by the Maximum Settlement Amount of $1,137.70 per note, or 113.77% of the Face Amount. Because the Cash Settlement Amount will be limited to 113.77% of the Face Amount for the notes, any increase in the Final Underlier Level over the Threshold Level will not increase the return on the notes, even if the Final Underlier Level is significantly greater than the Initial Underlier Level.

An Investment In The Notes Will Expose You To Concentrated Risks Relating To Brent Crude Oil

The Underlier is composed entirely of Brent crude oil futures contracts included in the S&P GSCITM Index — Excess Return (“S&P GSCITM—ER”). An investment in the notes may therefore bear risks similar to a securities investment concentrated in a single underlying sector. The price of Brent crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Brent crude oil is light sweet crude oil from the North Sea. Most refinement takes place in Northwest Europe. Brent crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Brent crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Brent crude oil are affected by political events, labor activity, developments in production technology such as fracking and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (OPEC) and other crude oil producers. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the commencement or cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Brent crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes).The price of Brent crude oil futures has experienced very severe price fluctuations over the recent past and there can be no assurance that this extreme price volatility will not continue in the future.

Investments Linked To Commodities Are Subject To Sharp Fluctuations In Commodity Prices

Investments linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and related contracts over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts. These factors may affect the settlement price of the Underlier and the value of your notes in varying and potentially inconsistent ways. As a result of these or other factors, the level of the Underlier may be, and has recently been, volatile. See “The Underlier” below.

Single Commodity Prices Tend To Be More Volatile Than, And May Not Correlate With, The Prices Of Commodities Generally

The Cash Settlement Amount, if any, is linked exclusively to a single-commodity index composed entirely of Brent crude oil futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of Brent crude oil futures contracts may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the notes are linked to a single-commodity index, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The Underlier may be highly volatile, and we can give you no assurance that the volatility will lessen.

Higher Future Prices Of The Underlier Commodity Relative To Its Current Prices May Adversely Affect The Value Of The Underlier And The Value Of The Notes

The S&P GSCITM–ER, on which the Underlier is based, is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that compose the Underlier approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” However, crude oil and certain other commodities included in the S&P GSCITM–ER have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The presence of contango and absence of backwardation in the crude oil markets generally results in negative “roll yields,” which would adversely affect the value of the Underlier, and, accordingly, the value of the notes.

An Investment Linked To Commodity Futures Contracts Is Not Equivalent To An Investment Linked To The Spot Prices Of Physical Commodities

The Underlier has returns based on the change in price of futures contracts included in such Underlier, not the change in the spot price of the actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price. Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

The Return on Your Notes Will Be Based on an Underlier That Reflects Excess Return or Price Return, Not Total Return

The return on your notes is based on the performance of the S&P GSCI™ Brent Crude Oil Index - Excess Return. As discussed below, the S&P GSCI™ Brent Crude Oil Index - Excess Return reflects the returns that are potentially available through an unleveraged investment in the Underlier Contract. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the Underlier Contract. The Underlier and, therefore, the return on your notes will not include such a total return feature or interest component.

Legal And Regulatory Changes Could Adversely Affect The Return On And Value Of The Notes

Futures contracts and options on futures contracts, including those related to Brent crude oil, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts. While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the notes.

Suspensions Or Disruptions Of Market Trading In Commodity And Related Futures Markets Could Adversely Affect The Price Of The Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Underlier, and, therefore, the value of the notes.

The Underlier May In The Future Include Contracts That Are Not Traded On Regulated Futures Exchanges

The Underlier was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the Underlier continues to be composed exclusively of regulated futures contracts. However, the Underlier may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act of 1936, as amended, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the indices may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts. The termination or replacement of any designated contract may have an adverse impact on the value of the Underlier.

If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Threshold Level and the Maximum Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Threshold Level will not offer the same measure of protection to your investment as would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount. Additionally, the Cash Settlement Amount will be limited to the Maximum Settlement Amount, which would represent a lower percentage return relative to your initial investment than it would have been had you purchased the notes at the Face Amount.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the level of the Underlier at any time, the volatility (frequency and magnitude of changes in value) of the Underlier, the market prices of the futures contracts underlying the Underlier, and the volatility of such prices, trends of supply and demand for the futures contracts underlying the Underlier at any time, interest and yield rates in the market, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the futures contracts underlying the Underlier or commodities generally and which may affect the Final Underlier Level of the Underlier and any actual or anticipated changes in our credit ratings or credit spreads. The level of the Underlier may be, and has been, volatile, and we can give you no assurance that the volatility will lessen. See “The Underlier” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on our ability to pay all amounts due on the notes at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

As A Finance Subsidiary, MSFL Has No Independent Operations And Will Have No Independent Assets

As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they could not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

Investing In The Notes Is Not Equivalent To Investing In The Underlier

Investing in the notes is not equivalent to investing in the Underlier or the futures contracts that underlie the Underlier. By purchasing the notes, you do not purchase any entitlement to crude oil or futures contracts or forward contracts on the Underlier or on Brent crude oil. Further, by purchasing the notes, you are taking our credit risk and not are not taking credit risk with respect to any counterparty to futures contracts or forward contracts on the Underlier or Brent crude oil.

Adjustments To The Underlier Could Adversely Affect The Value Of The Notes

The publisher of the Underlier may add, delete or substitute the commodity contracts constituting the Underlier or make other methodological changes that could change the level of the Underlier. The publisher of the Underlier may discontinue or suspend calculation or publication of the Underlier at any time. Any of these actions could adversely affect the value of the notes. Where the Underlier is discontinued, the Calculation Agent will have the sole discretion to substitute a successor underlier that is comparable to the Underlier and will be permitted to consider indices that are calculated and published by the Calculation Agent or any of its affiliates.

The Amount Payable On The Notes Is Not Linked To The Level Of The Underlier At Any Time Other Than The Determination Date

The Final Underlier Level will be based on the Closing Level on the Determination Date, subject to adjustment for non-Trading Days and certain Market Disruption Events. Even if the level of the Underlier appreciates prior to the Determination Date but then drops by the Determination Date, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the level of the Underlier prior to such drop. Although the actual level of the Underlier on the Stated Maturity Date or at other times during the term of the notes may be higher than the Final Underlier Level, the Cash Settlement Amount will be based solely on the Closing Level on the Determination Date.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of Morgan Stanley And An Affiliate Of MSFL, Will Make Determinations With Respect To The Notes

As Calculation Agent, MSCG has determined the Initial Underlier Level, will determine the Final Underlier Level and will calculate the Cash Settlement Amount you receive at maturity, if any. Moreover, certain determinations made by MSCG, in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a successor index or calculation of the Final Underlier Level in the event of a Market Disruption Event or discontinuance of the Underlier. These potentially subjective determinations may adversely affect the Cash Settlement Amount at maturity, if any. For further information regarding these types of determinations, see “Key Terms” starting on page 3 and “—Calculation Agent” on page 9 of this pricing supplement. In addition, MS & Co. has determined the estimated value of the notes on the Trade Date.

Hedging And Trading Activity By Our Affiliates Could Potentially Adversely Affect The Value Of The Notes

One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes, including trading in the commodities futures contracts that underlie the Underlier, and possibly in other instruments related to the Underlier. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the Underlier and other financial instruments related to the Underlier on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could have increased the Initial Underlier Level, and, therefore, could have increased the Threshold Level, which is the level at or above which the Underlier must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes, including on the Determination Date, could adversely affect the level of the Underlier on the Determination Date, and, accordingly, the Cash Settlement Amount an investor will receive at maturity, if any. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

Past Performance is No Guide to Future Performance

The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Uncertain

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes supersede the discussions contained in the accompanying prospectus supplement.

Subject to the discussion under “United States Federal Taxation” in this pricing supplement, although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP (“our counsel”), under current law, and based on current market conditions, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly. For example, under one possible treatment, the IRS could seek to recharacterize the notes as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the notes, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

We have derived all information contained in this pricing supplement regarding the Underlier, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the S&P. The Underlier was developed, and is calculated, maintained and published by S&P.

The S&P GSCI™ Brent Crude Oil Index - Excess Return is a sub-index of the S&P GSCITM-ER. It represents only the Brent crude oil component of the S&P GSCITM-ER, a composite index of commodity sector returns, calculated, maintained and published daily by S&P. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Brent Crude Oil Index - Excess Return references the front-month Brent crude oil futures contract (i.e., the Brent crude futures contract generally closest to expiration) traded on the ICE Futures Europe. The S&P GSCI™ Brent Crude Oil Index - Excess Return provides investors with a publicly available benchmark for investment performance in the Brent crude oil commodity markets. The S&P GSCI™ Brent Crude Oil Index - Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the underlying commodity index, are the designated crude oil futures contracts).

The S&P GSCI™-ER is calculated, maintained and published daily, by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., which we refer to as “S&P.” The S&P GSCI™-ER is a world production-weighted index that is designed to reflect the relative significance of each of its underlying commodities in the world economy. The S&P GSCI™-ER was established in May 1991 and represents the return of a portfolio of commodity futures contracts included in the S&P GSCI™, the composition of which, on any given day, reflects the contract production weights (referred to as “CPWs”) and “roll weights” of the contracts included in the S&P GSCI™ (discussed below).

Value of the S&P GSCI™ - ER

The value of the S&P GSCI™-ER on any given day is equal to the product of (i) the value of the S&P GSCI™-ER on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made. The value of the S&P GSCI™-ER is indexed to a normalized value of 100 on January 2, 1970.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of its underlying commodities. The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and (iii) during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. Eastern time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., Eastern time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

The S&P GSCI™—Excess Return is calculated and maintained using the same methodology utilized by S&P in calculating the S&P GSCI™. The S&P GSCI™ is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Committee and the Commodity Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology currently used to calculate the S&P GSCI™. The methodology for determining the composition and weighting of the S&P GSCI™ and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™, as described below. S&P makes the official calculations of the S&P GSCI™.

The Index Committee established by S&P to assist it in connection with the operation of the S&P GSCI™ generally meets once each year to discuss the composition of the S&P GSCI™. The Commodity Index Advisory Panel has an advisory role and cannot bind the Index Committee to any changes. The Commodity Index Advisory Panel meets at least annually to discuss market developments and potential changes to the S&P GSCI™.

On July 2, 2012, The McGraw-Hill Companies, Inc. (“McGraw-Hill”), the owner of the S&P Indices business, and CME Group Inc. (“CME Group”), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, launched a new joint venture, S&P Dow Jones Indices LLC, which owns the S&P Indices business and the Dow Jones Indexes business, including the S&P GSCI™ Indices.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™ a contract must satisfy the following eligibility criteria:

•	The contract must be in respect of a physical commodity and not a financial commodity.

•	The contract must (a) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and (b) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (c) be traded on a trading facility which allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI™ that, at any given point in time, will be involved in rolls to be effected pursuant to the S&P GSCI™.

•	The commodity must be the subject of a contract that is (a) denominated in U.S. dollars and (b) traded on or through an exchange, facility or other platform (referred to as a trading facility) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that meets other criteria relating to the availability of market price quotations and trading volume information, acceptance of bids and offers from multiple participants or price providers and accessibility by a sufficiently broad range of participants.

•	The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the daily contract reference price) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™.

•	At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 AM. and 4:00 P.M., Eastern time, on each business day relating to such contract by the trading facility on or through which it is traded.

•	For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

•	Contracts must also satisfy volume trading requirements and certain percentage dollar weight requirements to be eligible for inclusion in the S&P GSCI™.

The contracts currently included in the S&P GSCI™ are all futures contracts traded on the NYMEX, the ICE Futures, the Chicago Mercantile Exchange, the Chicago Board of Trade, the Coffee, Sugar & Cocoa Exchange, Inc., the New York Cotton Exchange, the Kansas City Board of Trade, the Commodities Exchange, Inc. and the LME.

Calculation of the S&P GSCI™ Excess Return Index

On any S&P GSCI™ Excess Return Index business day, the level of the S&P GSCI™ Excess Return Index is equal to the product of (i) the level of the S&P GSCI™ Excess Return Index on the preceding S&P GSCI™ Excess Return Index business day and (ii) one plus the contract daily return (described below) on the S&P GSCI™ Excess Return Index business day on which the calculation is made. The result of the foregoing calculation is then rounded to seven digits for precision. The term “S&P GSCI™ Excess Return Index business day” means a day on which the S&P GSCI™ Excess Return Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule.

Contract Daily Return

On any S&P GSCI™ Excess Return Index business day, the contract daily return is equal to the total dollar weight (described below) on such day divided by the total dollar weight on the preceding S&P GSCI™ Excess Return Index business day minus one.

Total Dollar Weight

The total dollar weight of the S&P GSCI™ Excess Return Index on any S&P GSCI™ Excess Return Index business day is equal to the sum of the dollar weights of all designated contracts. The dollar weight of a designated contract not during a roll period is equal to:

(a)	the daily contract reference price for that designated contract on the day on which the calculation is made, multiplied by

(b)	the contract production weight for that designated contract.

The futures contracts that comprise the S&P GSCI™ Excess Return Index must be liquidated or rolled forward into more distant contract expirations as they approach expiration. A “roll period” means the period of five S&P GSCI™ Excess Return Index business days beginning on the fifth and ending on the ninth S&P GSCI™ Excess Return Index business day of each calendar month when futures contracts that are closest to expiration (the “first nearby contract expiration”) are liquidated and replaced with futures contracts that are the next closest to expiration (the “roll contract expiration”). The “contract roll weight” is a measure of how much of the weight of the first nearby contract expiration has been shifted to the roll contract expiration.

The dollar weight of a designated contract during a roll period is equal to:

(i)	the daily contract reference price with respect to the first nearby contract expiration multiplied by the contract production weight with respect to the first nearby contract expiration multiplied by the contract roll weight with respect to the first nearby contract expiration, plus

(ii)	the daily contract reference price with respect to the roll contract expiration multiplied by the contract production weight with respect to the roll contract expiration multiplied by the contract roll weight with respect to the roll contract expiration, provided that for roll periods in which a re-weighting is implemented, (A) the first nearby contract expiration and the roll contract expiration could have different contract production weights and (B) the product of (i) above is also multiplied by the quotient of the new normalizing constant divided by the old normalizing constant. The “normalizing constant” is a divisor used to ensure the continuity of the S&P GSCI™ Excess Return Index over time and is determined each time the composition of the S&P GSCI™ Excess Return Index is re-weighted pursuant to the index methodology.

Adjustment of Roll Period

If on any S&P GSCI™ Excess Return Index business day during a roll period any of the following conditions exist, the portion of the roll with respect to the affected contract that would have taken place on that day is deferred until the next contract business day on which these conditions do not exist:

•	no daily contract reference price is available for a given contract expiration (i.e., such S&P GSCI™ Excess Return Index business day is not a contract business day);

•	any such price represents the maximum or minimum price for such contract month, based on trading facility price limits (referred to as a limit price);

•	the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., Eastern time. In that event, S&P Dow Jones Indices may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, S&P Dow Jones Indices will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to and does not resume at least 10 minutes prior to and continue until its scheduled closing time.

Daily Contract Reference Price

The daily contract reference prices used to calculate the level of the S&P GSCI™ Excess Return Index on any given S&P GSCI™ Excess Return Index business day are the most recent daily contract reference prices made available by the relevant trading facilities, subject to the following:

•	If a relevant trading facility fails to make available a daily contract reference price on a day that is a contract business day, or if the index sponsor determines the daily contract reference price as published by a relevant trading facility reflects a manifest error, the relevant calculation will be delayed until the daily contract reference price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M., Eastern time, S&P Dow Jones Indices may determine the appropriate daily contract reference price for the relevant designated contract (described below) for purposes of calculating the level of the S&P GSCI™ Excess Return Index, in which case the index sponsor will disclose the basis for its determination of such daily contract reference price. A “designated contract” means a futures contract currently included in the S&P GSCI™ Excess Return Index based on the current index methodology.

•	If a given S&P GSCI™ Excess Return Index business day is not a contract business day for a designated contract, the calculations will be made based on the most recently available daily contract reference price, regardless of whether such contract business day is also an S&P GSCI™ Excess Return Index business day.

•	Notwithstanding the foregoing provisions, if the daily contract reference price for a designated contract on an S&P GSCI™ Excess Return Index business day is corrected or finally made available by the relevant trading facility sufficiently early on the next S&P GSCI™ Excess Return Index business day to enable the index sponsor to recalculate the S&P GSCI™ Excess Return Index, then the level of the S&P GSCI™ Excess Return Index for such S&P GSCI™ Excess Return Index business day will be recalculated based on such daily contract reference price.

•	A daily contract reference price determined according to the procedure set forth in the foregoing provisions will be used in calculating the S&P GSCI™ Excess Return Index regardless of whether such price is a limit price.

Contract Production Weights

The S&P GSCI™ Excess Return Index is a production-weighted index, and S&P Dow Jones Indices ascertains the quantity of each designated contract to be included in the S&P GSCI™ Excess Return Index, which is referred to as the contract production weight. In calculating the contract production weight of each designated contract, the world production average of each underlying commodity is allocated to the corresponding designated contracts that can best support liquidity. The calculation of the contract production weights of the designated contracts involves a four-step process: (1) determination of the world production quantity (described below) of each underlying commodity, (2) determination of the world production average (described below) of each underlying commodity over the relevant five-year period (described below), (3) calculation of the contract production weight based on the designated contract's percentage of the total quantity traded, and (4) certain adjustments to the contract production weights.

(1) World Production Quantities

The world production quantity of each underlying commodity is equal to the total world production of the underlying commodity over the most recent five-year period for which complete world production data is available for all index commodities from sources determined by S&P Dow Jones Indices to be reasonably accurate and reliable. The data is reported on a two year lag.

S&P Dow Jones Indices will generally use the same sources of information used to determine the contract production weights for or during the immediately preceding year. If such sources are not reasonably available or do not contain the necessary information, or if S&P Dow Jones Indices determines the information included in any such sources is inaccurate, unreliable or contains manifest error, S&P Dow Jones Indices will identify alternative sources of information. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P Dow Jones Indices, in consultation with the S&P GSCI™ Excess Return Index Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

(2) Calculation of World Production Averages

The world production averages of each underlying commodity is equal to its world production quantity over the relevant five-year period, divided by five. The world production average is simply the average annual production amount of the underlying commodity based on the world production quantity over a five-year period.

(3) Calculation of Contract Production Weights

In calculating the contract production weight of each designated contract on a particular underlying commodity, the world production average of such underlying commodity is allocated to those designated contracts that can best support liquidity.

With respect to each designated contract, the contract production weight is equal to (a) (i) if there is only one designated contract on the underlying commodity, one (1), and (ii) if there is more than one designated contract on the underlying commodity, the percentage of the total quantity traded of the underlying commodity over the 12-month period ending on August 31st of the immediately preceding year that is traded pursuant to the designated contract, multiplied by (b) the world production average of the underlying commodity, and divided by (c) 1,000,000.

(4) Adjustments to the Contract Production Weights

Contract production weights may be adjusted to ensure that the contract production weight of each designated contract on the underlying commodity is at a level sufficient to support trading activity in the S&P GSCI™ Excess Return Index, but not disproportionately high. The final contract production weights are rounded to seven digits of precision. The new contract production weights are implemented during the designated January roll period.

Contract Expirations

Because the S&P GSCI™ is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, provided that each such contract must be an “active contract.” An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™.

In addition, information about the Underlier may be obtained from other sources including, but not limited to, the Underlier Publisher’s website. We are not incorporating by reference into this document the website or any material it includes. Neither the issuer, the guarantor nor the agent makes any representation that such publicly available information regarding the Underlier is accurate or complete.

Historical Information

Information as of market close on May 20, 2019:

Bloomberg Ticker Symbol*:	SPGCBRP
Current Index Value:	416.4681
52 Weeks Ago:	448.6815
52 Week High (on 10/3/2018):	496.5347
52 Week Low (on 12/24/2018):	291.9328

* The Bloomberg ticker symbol is being provided for reference purposes only. The Closing Level of the Underlier on any Underlier Business Day will be determined based on the price published by the publisher of the Underlier.

The following graph sets forth the daily Closing Levels of the Underlier for each quarter in the period from January 1, 2014 through May 20, 2019. The Closing Level of the Underlier on May 20, 2019 was 416.4681. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification. The Underlier has at times experienced periods of high volatility. The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier. You should not take the historical levels of the Underlier as an indication of its future performance, and no assurance can be given as to the Closing Level of the Underlier on the Determination Date.

S&P GSCI™ Brent Crude Oil Index - Excess Return Daily Underlier Closing Levels January 1, 2014 to May 20, 2019

Questions and Answers

The following is a non-exhaustive list of certain questions and answers relating to the Underlier and the notes. For further discussion of these and other issues, you should read the section entitled “Risk Factors” starting on page 14 in this pricing supplement and the section entitled “Risk Factors” in the accompanying prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Because the notes are linked to a single-commodity index, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The Underlier may be highly volatile, and we can give you no assurance that the volatility will lessen.

What does the Underlier track?

The Underlier for your notes is the S&P GSCI™ Brent Crude Oil Index - Excess Return, an index tracking the performance of a futures contract on Brent crude oil.

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that compose the Underlier approach expiration, they are replaced by contracts that have a later expiration. This feature of the Underlier, which is discussed above and below, has important implications for changes in the value of the Underlier.

What is a commodity contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. At present, the Underlier is composed exclusively of regulated futures contracts. However, the Underlier may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.

Why do certain commodities indices track commodity contracts and not physical commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index consisting of a commodity contract, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and, therefore, in an index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the Underlier sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

Can the contract included in the Underlier be changed over time?

In order for a commodity contract to be included in the S&P GSCI™ Index for the first time or to remain in the S&P GSCI™ Index, such contract and its underlying physical commodity must satisfy predetermined criteria, e.g. denomination, duration until expiry, availability of contracts to be rolled into, location of the primary trading facility, accessibility to market participants, trading history, trading volume and minimum weight in the basket, as discussed in the section “The Underlier.” The Underlier sponsor (which is also the sponsor of the S&P GSCI™ Index) performs monthly and annual calculations to determine whether the constituent contracts meet such thresholds. If, at the time of an annual review, certain contracts that are included in the S&P GSCI™ Index fail to satisfy the criteria and/or certain contracts that have not been included in the S&P GSCI™ Index satisfy such criteria, the composition of the S&P GSCI™ Index, and the Underlier if the ineligible contract is the futures contract on which the Underlier is based, will generally be changed. If, at the time of the monthly review between annual reviews, certain contracts that are included in the S&P GSCI™ Index cease to satisfy the specified criteria, certain contracts might drop out of the S&P GSCI™ Index and, if the dropped contract is the futures contract on which the Underlier is based, the Underlier, which will in turn result in a re-weighting of the S&P GSCI™ Index. Any such changes may impact the Underlier, and therefore your notes. For further information with respect to changes in the composition of the S&P GSCI™ Index, refer to sections “Risk Factors” and “The Underlier” above.

If the price of Brent crude oil goes up, will the Underlier level, therefore, also go up?

Not necessarily.

The Underlier has returns based on the change in price of futures contracts included in such Underlier, not the change in the spot price of the actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price.

While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time, as described above under “Why do commodities indices track commodity contracts and not physical commodities?” Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the Underlier in order to retain an investment position in the futures contract. These adjustments, which are described above and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the Underlier. As a result, these adjustments may, in certain instances, cause a divergence between the performance of the Underlier and the performance of the underlying futures contract.

What does “rolling” a commodity contract mean?

Commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that compose the Underlier approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process, whereby an index periodically sells and buys commodity futures contracts to maintain investable exposure, is referred to as “rolling.”

The Underlier replicates an actual investment in the futures contract, and therefore takes into account the need to roll the futures contract included in the Underlier, and reflects the effects of this rolling. Specifically, as a futures contract included in the Underlier approaches expiration, the Underlier is calculated as if the commodity contract in the first delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next available delivery month. If the price of the second commodity contract is lower than the price of the first commodity contract, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

Conversely, if the price of the second commodity contract is higher than the price of the first contract, the “rolling” process results in a smaller quantity of the second commodity contract being acquired for the same value.

What do “contango” and “backwardation” mean?

The act of selling and buying future delivery contracts at a premium or a discount over the current spot price leads to a commodity being in backwardation or contango.

A commodity is said to be in contango when the prices of futures contracts for the commodity are higher in the distant delivery months than in the nearer-delivery (or current) months.

In contrast, when the prices of futures contracts for a commodity are lower in the distant-delivery months than in the nearer-delivery (or current) months, then the commodity is said to be in backwardation.

How does rolling affect the level of the Underlier?

“Rolling” can affect the Underlier in the following two ways:

First, if, as described above under “What does “rolling” a commodity contract mean?” above, the Underlier theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be greater than if the Underlier had owned the same number of commodity contracts as before the rolling process. Conversely, if the Underlier theoretically owns a smaller quantity of the futures contract as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the futures contract will be less than if the Underlier had owned the same quantity of the futures contract as before the rolling process. Therefore, these differentials in the quantities of the futures contract sold and purchased may have a positive or negative effect on the level of the Underlier (measured on the basis of its dollar value).

Second, the Underlier theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract.

Holding other factors constant, backwardation generally has a positive impact on commodity index performance. Consider an index that is invested in futures contracts of a commodity that is exhibiting backwardation; that is, the price of nearer-delivery contract is higher than the price of distant-delivery contract. In the course of periodic rolling of futures contracts for a commodity exhibiting backwardation, the index sells nearer-delivery contract at a higher price and buys the distant-delivery contract at a lower price, resulting in a gain. Similarly, holding other factors constant, contango generally has a negative impact on commodity index performance. Consider an index that is invested in futures contracts of a commodity that is exhibiting contango; that is, the price of nearer-delivery contract is lower than the price of distant-delivery contract. In the course of the periodic rolling of futures contracts for a commodity exhibiting contango, the index will sell the nearer-delivery contract at a lower price and buy the distant-delivery contract at a higher price, resulting in a loss. This loss, experienced during periodic rolling of a commodity index, is also known as negative roll return (or negative carry). Along the same lines, for an index invested in futures contracts on a commodity exhibiting contango, less contango would mean lower negative roll return associated with the periodic rolling of futures contracts for that commodity. However, there are a number of different factors affecting the Underlier level (as described below in “What factors affect the calculation of the level of the Underlier other than rolling?”).

Does the Underlier have a total return feature?

No. The return on your notes is based on the performance of the Underlier, which reflects the price return and roll yield of the futures contract included in the Underlier. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the Underlier Contract. The Underlier and, therefore, the return on your notes will not include such a total return feature or interest component.

What factors affect the calculation of the level of the Underlier other than rolling?

The value of the Underlier on any day is determined by making certain adjustments to the value of the Underlier on the immediately preceding day, based mainly on the performance of the futures contract. The factor affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts is the price of the commodity contract included in the Underlier.

The price of the commodity contract reported by the relevant trading facilities expose the Underlier to price volatility.

Can we assume any of such factors will have a direct effect on the level of the Underlier?

These factors are interrelated in complex ways and affect the performance of the commodity contract comprising the Underlier and, therefore, may offset each other in calculation of the level of the Underlier. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of the underlying physical commodity) will have a direct and linear effect on the performance of the commodity contract and the level of the Underlier at any given time. The level of the Underlier, and therefore the amount payable on your notes, may decline even when one or more of these factors is favorable for the reasons explained in these questions and answers.

The Underlier has at times experienced periods of high volatility. We cannot predict the future performance of the Underlier. You should not take the historical levels of the Underlier as an indication of its future performance, and no assurance can be given as to the closing level of the Underlier on the Determination Date.

How is the Underlier calculated?

The value (or level) of the Underlier on any given day is equal to the value (or level) of the Underlier on the preceding day plus/minus the amount that the price of the futures contract that comprises the Underlier have increased or decreased since the preceding day, and subject to an adjustment that is made (referred to as a “normalizing constant”) to assure continuity of the Underlier and allow comparisons of the level of the Underlier to be made over time. The normalizing constant is calculated each time the weights of the commodities contracts included in the S&P GSCI™ Index are changed, and is calculated based on the ratio of the new total dollar weight of the Underlier to the old total dollar weight of the Underlier and is designed to ensure that the level of the Underlier reflects price movements with respect to the commodities contracts rather than changes in the weightings of the commodities included in the S&P GSCI™ Index.

The above description is expressed as a mathematical formula as follows: the value of the Underlier on any given day is equal to the product of (i) the value of the S&P GSCI™-ER on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made.

For a further explanation of how the level of the Underlier is calculated, including a description of “contract daily return,” see “The Underlier” starting on page 22 and the Underlier Publisher’s website.

Where can additional information on the Underlier be obtained?

For information about recent levels of the Underlier, please read the subsection entitled “Historical Information” above. For further explanation on the Underlier methodologies of the Underlier for your notes and the S&P GSCI™ Index, please refer to the section “The Underlier” above.

Additional information about the Underlier may be obtained from other sources including, but not limited to, the Underlier Publisher’s website. We are not incorporating by reference into this document the website or any material it includes. Neither the issuer, the guarantor nor the agent makes any representation that such publicly available information regarding the Underlier is accurate or complete.

License Agreement between S&P and Morgan Stanley

S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Underlier, which is owned and published by S&P, in connection with securities, including the notes.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (including its affiliates) (S&P, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Underlier to track general agricultural commodity market performance. The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the

Underlier and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the Underlier which is determined, composed and calculated by S&P without regard to the Licensee or the notes. S&P has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the Underlier. The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE UNDERLIER OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLIER OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLIER OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. The notes have not been passed on by the Corporations as to their legality or suitability. The Securities are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE NOTES.

TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of the ownership and disposition of the notes. This discussion applies only to initial investors in the notes who:

•	purchase the notes in the original offering; and

•	hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	certain dealers and traders in securities or commodities;

•	investors holding the notes as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts; or

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any alternative minimum tax consequences or consequences resulting from the Medicare tax on investment income.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Persons considering the purchase of the notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, under current law, and based on current market conditions, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the notes or instruments that are similar to the notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with the tax treatment described herein. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments of the notes). Unless otherwise stated, the following discussion is based on the treatment of the notes as described in the previous paragraph.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Assuming the treatment of the notes as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Settlement. A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the notes should equal the amount paid by the U.S. Holder to acquire the notes.

Sale, Exchange or Settlement of the Notes. Upon a sale, exchange or settlement of the notes, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the notes sold, exchanged or settled. Any gain or loss recognized upon the sale, exchange or settlement of the notes should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at such time, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper tax treatment of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). If the IRS were successful in asserting that the Contingent Debt Regulations applied to the notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of their issuance, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the notes. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the notes would generally be treated as ordinary income, and any loss realized would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the notes, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Other alternative federal income tax treatments of the notes are also possible, which if applied could significantly affect the timing and character of the income or loss with respect to the notes. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the payment on the notes at maturity and the payment of proceeds from a sale, exchange or other disposition of the notes, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with the payment on the notes and the payment of proceeds from a sale, exchange or other disposition of the notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

•	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States; or

•	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

Tax Treatment upon Sale, Exchange or Settlement of the Notes

In general. Assuming the treatment of the notes as set forth above is respected, and subject to the discussion below concerning backup withholding, a Non-U.S. Holder of the notes generally will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Subject to the discussion below regarding FATCA, if all or any portion of a note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the notes would not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of Morgan Stanley stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to Morgan Stanley through stock ownership;

•	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement if Notes are Treated as Debt. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note (or a financial institution holding a note on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form) on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the notes should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. Non-U.S. Holders should note that we currently do not intend to withhold on payments made with respect to the notes to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above under “Certification Requirement if Notes are Treated as Debt” and to the discussion below regarding FATCA). However, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the notes to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld. Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including the possible implications of the notice referred to above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the notes may be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the notes.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the notes at maturity as well as in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Notes ― Certification Requirement” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. FATCA generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income. If the notes were recharacterized as debt instruments, FATCA would apply to any payment of amounts treated as interest and to payments of gross proceeds of the disposition (including upon retirement) of the notes. However, under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. If withholding were to apply, we would not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The discussion in the preceding paragraphs, insofar as it purports to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of an investment in the notes.

CONTACT

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

WHERE YOU CAN FIND MORE INFORMATION

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, MSFL and/or Morgan Stanley will arrange to send you the prospectus supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov.as follows:

Prospectus Supplement dated November 16, 2017

Prospectus dated November 16, 2017

Terms used but not defined in this document are defined in the prospectus supplement or in the prospectus.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2017, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2017.